CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR

Ms. Jessica Livingston, Esq.

Ms. Sandra Hunter Berkheimer, Esq.

Office of Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

April 27, 2022

Re:	iShares® Gold Trust Micro Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed April 1, 2022 File No. 333-262546

Dear Mses. Livingston and Berkheimer:

On behalf of our client, iShares® Gold Trust Micro (the "Trust"), set forth below is the Trust's response to the comment received from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated April 6, 2022 (the "Comment Letter") in connection with the Trust's Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the "Registration Statement"), which was filed with the SEC on April 1, 2022.

All page references in the responses below are to the pages of the Registration Statement, unless otherwise specified.

Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed April 1, 2022

Prospectus Summary, page 1

1.

Please prominently discuss here and in the Gold Industry section on page 17 the impact of current geopolitical events on the gold market and the Trust. Please place this discussion in context by quantifying the relative contribution of Russia and Ukraine in the gold market. Similarly revise your risk factor disclosure by describing the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses. If you do not expect the impact to be material, please discuss why.

CLIFFORD CHANCE US LLP

Jessica Livingston, Esq.

Sandra Hunter Berkheimer, Esq.

United States Securities and Exchange Commission

April 27, 2022

In response to the Staff's comment, the Trust respectfully notes that its disclosure on pages nine and ten of the prospectus specifically highlights Russia's invasion of Ukraine on February 24, 2022 and states that current geopolitical events "could cause volatility in precious metals prices and have significant impact on [Trust] performance and the value of an investment in the Shares." The Trust also discloses on page ten of the prospectus that "[o]n March 7, 2022, the LBMA suspended six Russian gold and silver refiners from its Good Delivery List. As a result, while existing gold bars from these refiners are considered acceptable, new gold bars are not."

According to the World Gold Council, Russia produced approximately 331 tonnes of new gold in 2020. Although this amount accounts for approximately 9.5% of all new gold mined in 2020, it would only account for approximately 0.16% of the total above ground stocks of 205,238 tonnes as of December 31, 2021. The Trust currently believes that, based on the most recent data available to the Trust, the removal of the new gold bars from Russia will not have any material impact on the gold market or on the Trust.

In light of the foregoing, the Trust supplementally advises the Staff that it believes the current placement and substance of its disclosure regarding Russia and Ukraine is appropriate.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely, /s/ Clifford R. Cone Clifford R. Cone

cc:	Paul Lohrey, BlackRock, Inc.

Deepa Damre Smith, BlackRock, Inc.

Nick Cordell, Blackrock, Inc.

Jason D. Myers, Clifford Chance US LLP

Tae Ho Cho, Clifford Chance US LLP